Exhibit 3.11

AMENDMENT TO CERTIFICATE OF DESIGNATION
OF
OPTIONS MEDIA GROUP HOLDINGS, INC.

(Continued)

RESOLVED: That the Certificate of Designation be, and hereby is, amended as set forth below:

That Section A.5(d) of the Certificate of Designation shall be deleted in its entirety and the following inserted in lieu thereof:

(d)
Conversion Formula.  At the Conversion Time, each share of Series C Preferred Stock subject to conversion shall be convertible into 129,629 shares of Common Stock (the “Series C Preferred Stock Conversion Formula”).  The Series C Preferred Stock Conversion Formula shall be subject to adjustment pursuant to Section A.6 from time to time.  Following each adjustment, such adjusted Series C Preferred Stock Conversion Formula shall remain in effect until a further adjustment hereunder.

Except as specifically modified pursuant to this Amendment to Certificate of Designation, the Certificate of Designation shall remain in full force and effect.